UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

FREIGHTCAR AMERICA, INC.

(Exact name of Registrant as specified in its charter)

Delaware	000-51237	25-1837219
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

125 South Wacker Drive, Suite 1500 Chicago, Illinois	60606
(Address of principal executive offices)	(Zip Code)

Michael A. Riordan (800) 458-2235

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, FreightCar America, Inc. (“FreightCar”) has filed this Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report.

Both the Form SD and the Conflict Mineral Report are available on FreightCar’s website at https://investors.freightcaramerica.com/documents/sec-filings/default.aspx.

Information included on FreightCar’s website is provided for informational purposes only and is not incorporated by reference herein.

Item 1.02 Exhibit.

FreightCar’s Conflict Minerals Report for the period January 1, 2025 to December 31, 2025 is filed as Exhibit 1.01 to this Form SD.

Section 2 — Exhibits

Item 2.01 Exhibits.

Exhibit 1.01	Conflict Minerals Report of FreightCar America, Inc. for the reporting period of January 1, 2025 to December 31, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FreightCar America, Inc.
Date: May 22, 2026	By:	/s/ MICHAEL A. RIORDAN
		Name:	Michael A. Riordan
		Title:	Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)